Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Years Ended					Three Months Ended			YTD Jul. 30, 2006
	Oct. 31, 2001	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004	Oct. 29, 2005	Jan. 29, 2006	Apr. 30, 2006	Jul. 30, 2006
Income from continuing operations	$16,535	$31,314	$22,800	$44,890	$55,951	$12,893	$11,179	$21,675	$45,747
Income taxes for continuing operations	16,151	19,535	14,758	29,767	40,260	8,252	7,186	12,655	28,093

	32,686	50,849	37,558	74,657	96,211	21,145	18,365	34,330	73,840

Fixed charges as defined:
Interest	33,090	21,591	19,777	15,126	14,459	4,176	5,425	8,026	17,627
Interest component of rentals charged to operating expense	657	621	540	469	540	167	231	246	644
Loss on debt refinancing	—	—	—	9,879	—	—	—	—	—

Total fixed charges	33,747	22,212	20,317	25,474	14,999	4,343	5,656	8,272	18,271

Earnings, as defined	$66,433	$73,061	$57,875	$100,131	$111,210	$25,488	$24,021	$42,602	$92,111

Ratio of earnings to fixed charges	$1.97	$3.29	$2.85	$3.93	$7.41	$5.87	$4.25	$5.15	$5.04